                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. )*

                               SMALLWORLDWIDE PLC
                               ------------------
                                (Name of Issuer)

                      ORDINARY SHARES, OF (POUND)0.01 EACH,
      AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     83168P108 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)

                               JAMES M. WATERBURY
                            GENERAL ELECTRIC COMPANY
                              4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                            TELEPHONE: (770) 859-6378
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 MARY A. BERNARD
                                 KING & SPALDING
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 556-2100

                                 AUGUST 17, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

CUSIP NO. 83168P108 (American Depositary Shares)

1.    NAMES OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GENERAL ELECTRIC COMPANY - 14-0689340
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
            N/A

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK

--------------------------------------------------------------------------------
  NUMBER OF    7.    SOLE VOTING POWER        NONE

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER      NONE

  OWNED BY
               -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER   NONE

  REPORTING
               -----------------------------------------------------------------
   PERSON      10.   SHARED DISPOSITIVE
                     POWER                    1,113,700
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,113,700 SHARES

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.1% (BASED ON 7,899,440 ORDINARY SHARES AND ADSS OUTSTANDING ON AUGUST 17, 2000)

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
            CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 9 Pages
                            Exhibit Index on Page 9

CUSIP NO. 83168P108 (American Depositary Shares)

1.    NAMES OF REPORTING PERSON
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GE POWER SYSTEMS EQUITIES, INC. - 06-1580995
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
            OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

--------------------------------------------------------------------------------
  NUMBER OF    7.    SOLE VOTING POWER        NONE

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER      NONE

  OWNED BY
               -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER   NONE

  REPORTING
               -----------------------------------------------------------------
   PERSON      10.   SHARED DISPOSITIVE
                     POWER                    1,113,700
    WITH
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,113,700 SHARES

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            14.1% (BASED ON 7,899,440 ORDINARY SHARES AND ADSS OUTSTANDING ON AUGUST 17, 2000)

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
            CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 9 Pages
                            Exhibit Index on Page 9

      This Schedule 13D is filed by General Electric Company, a New York corporation ("GE"), and GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of GE, and relates to the tender offer by the Offeror to purchase all of the outstanding (1) ordinary shares, nominal value of (pound)0.01 each ("Ordinary Shares"), and (2) American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts, of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), which is filed as Exhibit 7 hereto. The Offer to Purchase, together with the related Letter of Transmittal and the Form of Acceptance, as amended from time to time, together constitute the "Offer".

ITEM 1. SECURITY AND ISSUER.

      The name of the issuer is Smallworldwide plc, a public limited company incorporated under the laws of England and Wales, which has its principal executive offices at Elizabeth House, 1 High Street, Chesterton, Cambridge, England CB4 1WR and may be contacted by telephone at 44-1223-301-144.

      The securities to which this Schedule 13D relates are the Ordinary Shares and ADSs of Smallworld. The Ordinary Shares and the ADSs are collectively referred to herein as the "Shares."

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by the Offeror and GE. The Offeror and GE are referred to herein collectively as the "Reporting Persons", who together constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act"). Information regarding the name, state or other place of organization, principal business, business address, business telephone number, of both the Offeror and GE is incorporated herein by reference from Section 8 ("Certain Information Concerning the Offeror and GE") of the Offer to Purchase.

      Information regarding the name, business address, business telephone number, current principal occupation or employment as well as past material occupations, positions, offices or employment held during the last five years for each of the executive officers and directors of the Offeror and GE is incorporated herein by reference from Schedule I of the Offer to Purchase ("Additional Information Concerning the Offeror and GE"). Except as indicated in such Schedule I, each of the executive officers and directors of the Offeror and GE is a citizen of the U.S.

      During the last five years, none of the Offeror, GE or, to the best knowledge of the Offeror and GE, any of the persons listed on Schedule I to the Offer to Purchase ("Additional Information Concerning the Offeror and GE") have
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Offeror, GE or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.


                               Page 4 of 9 Pages
                            Exhibit Index on Page 9

      The Offer is being made pursuant to an Acquisition Agreement (the "Acquisition Agreement") dated August 16, 2000 between GE and Smallworld. In connection with the Acquisition Agreement, certain officers and directors of Smallworld have, for themselves and their immediate family members, entered into irrevocable undertakings, dated as of August 17, 2000 (the "Tender Agreements"), in which they have agreed to tender or procure the tender of 1,113,700 Shares (or 14.1% of the outstanding Shares) to the Offeror in the Offer. These officers and directors are:

      -     Richard G. Newell, chairman of the Board;
      -     C. Warren Ferguson, chief executive officer and a director;
      -     Martin A. Cartwright, chief financial officer and a director;
      - Richard T. Green, vice president of communications division and a director;
      -     Peter Batty, vice president - technology;
      -     Joan C. Myhill, vice president - global business services;
      -     Peter Britnell, vice president - utilities and public systems;
      -     David Theriault, vice president - spatial technologies;
      -     Timothy Cadman, director;
      -     Wolfgang Chittka, director;
      -     Mark Diskin, director; and
      -     Ronald S. Posner, director.

Messrs. Cartwright, Chittka, Diskin, Posner, Batty and Ms. Myhill own only stock options to purchase Ordinary Shares. The Tender Agreements further provide that tenders may not be withdrawn notwithstanding that such withdrawal may be permitted under the terms of the Offer.

      In addition, pursuant to the terms of the Tender Agreements, Messrs. Batty, Britnell, Cartwright, Ferguson, Green, Newell and Theriault and Ms. Myhill, each of which holds options to purchase Shares, have agreed to roll-over not less than 45% in value of such options into options to purchase shares of GE common stock having an equivalent value as the options which were rolled-over. Notwithstanding existing vesting schedules or the acceleration of these options, all roll-over options to purchase GE common stock issued in respect of such options will vest in three equal installments, with respect to Mr. Ferguson, on January 1 of each of the years 2001, 2002, 2003 and, with respect to all these other individuals, on the first, second and third anniversaries of the date of grant. The Offeror will also pay these officers and directors as well as all other employees of Smallworld and its subsidiaries who roll-over options to purchase Shares into options to purchase GE common stock, a cash payment equal to 10% of the value of such rolled-over options. The value of each rolled-over option shall be determined by multiplying the number of Shares underlying the option being rolled-over by the difference between $20.00 and the exercise price of such option.

      The Tender Agreements executed by the officers and directors of Smallworld listed above (other than Messrs. Chittka and Diskin) provide that if,

      - the Offer lapses or is withdrawn following the withdrawal by Smallworld's Board of its recommendation of the Offer; or

      - the Offer lapses or is withdrawn, without having become unconditional as to acceptances, after the announcement of any other competing proposal to acquire control of Smallworld and such other proposal or any other offer becomes or is declared unconditional in all respects on or before August 17, 2001;


                               Page 5 of 9 Pages
                            Exhibit Index on Page 9
and any of such directors and officers (including immediate family members) disposes of any Shares in the competing offer, the person disposing of such Shares or options shall pay to the Offeror his or her pro-rata portion of up to an aggregate of $2,805,788. Each such person will be liable to pay to the Offeror the excess of the amount received from such disposal, net of tax, over the amount that would have been received, net of tax, for such Shares under the Offer.

      The undertaking to tender or procure the tender of the Shares subject to the Tender Agreements may not be withdrawn in the event of a higher offer.

      No separate consideration was paid by the Reporting Persons in connection with the Tender Agreements. However, the Shares subject to the Tender Agreements are required to be tendered into the Offer. The information set forth in Section 11 ("The Acquisition Agreement and Tender Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of the Offer is to acquire control of, and the entire equity interest in, Smallworld. Following the Offer, the Offeror intends to acquire any remaining equity interest in Smallworld not acquired in the Offer by effecting a compulsory share acquisition under U.K. law.

      The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with Smallworld"), Section 11 ("The Acquisition Agreement and Tender Agreements"), Section 12 ("Purpose of the Offer; Plans for Smallworld"), Section 13 ("Dividends and Distributions") and Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (d) As a result of the Tender Agreements, each of the Offeror and GE is deemed to beneficially own and have the shared power to dispose of 1,113,700 Shares, representing 14.1% of the outstanding Shares of Smallworld (based on the number of Shares issued and outstanding as of August 17, 2000). All of these 1,113,700 Shares are securities which the Offeror has the right to acquire pursuant to the Tender Agreements. Notwithstanding the foregoing, (1) neither the Offeror nor GE is entitled to any rights (including voting rights) as a shareholder of Smallworld with respect to the Shares and (2) the Offeror and GE disclaim beneficial ownership of the Shares subject to the Tender Agreements.

      Except as set forth herein, to the knowledge of the Offeror and GE, no director or executive officer of the Offeror or GE beneficially owns any Shares of the Issuer and no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Smallworld.

      The information set forth in Section 8 ("Certain Information Concerning the Offeror and GE") and Schedule I ("Additional Information Concerning the Offeror and GE") in the Offer to Purchase is incorporated herein by reference.

      (d) - (e)  Not applicable.


                               Page 6 of 9 Pages
                            Exhibit Index on Page 9

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than the Acquisition Agreement and the Tender Agreements, to the knowledge of the Offeror and GE, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Smallworld, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Acquisition Agreement dated August 16, 2000 between General Electric Company and Smallworldwide plc. (Incorporated by reference to Annex B to Offer to Purchase dated August 24, 2000 filed as Exhibit 7 to this Schedule 13D.)

      2. Form of Irrevocable Undertaking executed by each of Martin Cartwright, Richard Green and Richard Newell and GE Power Systems Equities, Inc.

      3. Deed of Irrevocable Undertaking executed by C. Warren Ferguson and GE Power Systems Equities, Inc.

      4. Form of Irrevocable Undertaking executed by each of Timothy Cadman and Ronald Posner and GE Power Systems Equities, Inc.

      5. Form of Irrevocable Undertaking executed by each of Peter Batty, Peter Britnell, Joan Myhill and David Theriault and GE Power Systems Equities, Inc.

      6. Form of Irrevocable Undertaking executed by each of Mark Diskin and Wolfgang Chittka and GE Power Systems Equities, Inc.

      7. Offer to Purchase dated August 24, 2000.

      8. Power of Attorney.

      9.  Board Resolution of GE Power Systems Equities, Inc.


                               Page 7 of 9 Pages
                            Exhibit Index on Page 9

SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2000

                                  GENERAL ELECTRIC COMPANY

                                  By: /s/  James M. Waterbury
                                      --------------------------------
                                      Name:  James M. Waterbury
                                      Title: Attorney-in-Fact

                                  GE POWER SYSTEMS EQUITIES, INC.

                                  By: /s/  James M. Waterbury
                                      --------------------------------
                                      Name:  James M. Waterbury
                                      Title: Attorney-in-Fact



                               Page 8 of 9 Pages
                            Exhibit Index on Page 9

                                  EXHIBIT INDEX


   EXHIBIT  DESCRIPTION

      1. Acquisition Agreement dated August 16, 2000 between General Electric Company and Smallworldwide plc. (incorporated by reference to Annex B to Offer to Purchase dated August 24, 2000 filed as Exhibit 7 to this Schedule 13D).

      2. Form of Irrevocable Undertaking executed by each of Martin Cartwright, Richard Green and Richard Newell and GE Power Systems Equities, Inc.

      3. Deed of Irrevocable Undertaking executed by C. Warren Ferguson and GE Power Systems Equities, Inc.

      4. Form of Irrevocable Undertaking executed by each of Timothy Cadman and Ronald Posner and GE Power Systems Equities, Inc.

      5. Form of Irrevocable Undertaking executed by each of Peter Batty, Peter Britnell, Joan Myhill and David Theriault and GE Power Systems Equities, Inc.

      6. Form of Irrevocable Undertaking executed by each of Mark Diskin and Wolfgang Chittka and GE Power Systems Equities, Inc.

      7.    Offer to Purchase dated August 24, 2000.

      8.    Power of Attorney.

      9.    Board Resolution of GE Power Systems Equities, Inc.


                               Page 9 of 9 Pages
                            Exhibit Index on Page 9